

December 30, 2011

Via E-mail
Thomas A. Smith
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084

>   **Re: Oglethorpe Power Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 18, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
>   **Filed August 11, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
>   **Filed November 14, 2011**
>   **File No. 0-53908**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

Environmental and Other Regulation, page 15

1. Please tell us what consideration you have given to providing additional disclosure in future filings regarding the recent regulations implemented by the Environmental Protection Agency that would require plants powered by coal and oil to address emissions of mercury and other poisons.

1.Summary of Significant Accounting Policies, page 63

j. Nuclear decommissioning trust fund, page 65

2. Tell us and disclose your accounting policy for equity and debt securities that could be considered other-than-temporarily impaired. In this regard, tell us and disclose if you have the ability and intent to hold equity securities for a period of time sufficient to allow for recovery in market value since the trust fund appears managed by third-party investment advisors. Please refer to FASB ASC 320-10-35-33 and FASB ASC 320-10-S99. Please also tell us and disclose if you believe you have the positive intent and ability to hold debt securities to maturity and it is not more likely than not that you will be required to sell the securities. Please discuss the contractual arrangements with your third-party investment advisors to the extent necessary. Please refer to FASB ASC 320-10-35-33A through FASB ASC 320-10-35-33I.

11. Environmental Matters, page 83

3. We note you have provided general language with respect to the environmental matters which typically effect electric utilities; however it is unclear what, if any, specific matters impact you. In this regard, please tell us and clarify your disclosure to indicate if there are any significant specific matters that could potentially have an effect on your financial condition or results of operations. For those matters where you are unable to estimate the possible loss or range of loss, please tell us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. Please refer to FASB ASC 450-20-50.

Item 11. Executive Compensation, page 98

Compensation Discussion and Analysis, page 99

Assessment of Market Data and Benchmarking of Compensation, page 100

4. Please disclose the identity of the companies that comprised each of the surveys that you considered. Please also disclose the percentile that each component of total compensation for each of your named executive officers fell within each survey, including the focus of each survey to the extent you considered it. See Item 402(b)(2)(xiv) of Regulation S-K.

Assessment of Corporate and Executive Officer Performance, page 102

5. In the last paragraph on page 103, you refer to milestones, threshold targets and maximum targets associated with your corporate goals. Please disclose all milestones and target levels for each of your corporate goals, as approved by your board of directors in January 2010. The disclosure in the paragraph spanning the bottom of page 102 and

the top of page 103 is insufficient. Please also disclose, in "—Analysis of 2010 Compensation Paid to Executive Officers," whether such milestones were achieved and the levels at which such target levels were achieved. See Item 402(b)(1)(v) of Regulation S-K.

Analysis of 2010 Compensation Paid to Executive Officers, page 103

6. Please disclose the specific achievements or qualitative inputs that your compensation committee considered in determining that you achieved each of your corporate goals at the level set forth on page 103. The disclosure in the last paragraph on page 103 is insufficient. See Item 402(b)(2)(v) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Notes to Unaudited Condensed Financial Statements, page 7

(M) Plant Acquisition, page 19

7. Refer to the last paragraph where you disclose that prior to your members taking the output from Murray, the net results of operations from Murray, including related interest costs, are being deferred as a regulatory asset and will be amortized over the life of the plant beginning in January 2016 when your members will use Murray. In this regard, we note that prior to your members' use of Murray, energy may be sold into the wholesale market. Please explain to us and disclose why the net results of Murray's operations are being deferred prior to the member's use of Murray.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Financial Condition, page 25

Capital Requirements and Liquidity and Sources of Capital, page 26

Liquidity, page 29

8. Please explain to us why you have excluded your commercial paper backup line of credit from the table of Committed Credit Facilities on page 30. We note that you included such line of credit in your previous periodic reports, and that you disclose on page 30 that the authorized amount under such line of credit is $1.265 billion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 or Donna Di Silvio, Staff Accountant, at (202) 551- 3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551- 3427 or Mara Ransom, Assistant Director, at (202) 551- 3264 if you have questions regarding any other comments. You may contact me at (202) 551- 3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief